Exhibit 99.1

Mixed Martial Arts Group is Solidifying its Position as the Cultural and Commercial Epicenter of MMA: CEO Outlines 2024 Achievements and Vision for Accelerated Growth in 2025

●	Mixed Martial Arts Group Limited (“MMA”) is redefining the landscape of the combat sports industry by delivering a unifying technology platform providing the best digital fan experience, social platform, training experiences, business tools, and partnership opportunities.

●	2024 was a transformative year that focused on rapid execution of growth in market share and an expanding commercial footprint, positioning MMA for strong forecast revenue growth in 2025.

●	Across the platform, MMA has grown to over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms, and 802 active locations across 16 countries, creating significant opportunities for growing engagement and monetization.

●	In 2025, MMA will integrate its products and ecosystem into a unified digital experience, focused on growing both B2B and B2C revenue from its footprint, including a benchmark partnership with UFC Gym. Furthermore, MMA plans to launch exciting new products, including its community app and enhanced business tools for gyms and coaches.

New York, NY / December 23, 2024 Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), a leading technology company building the commercial and cultural epicenter for the mixed martial arts and combat sports industry, today issued a letter to shareholders from its Founder and CEO, Nick Langton:

Dear Mixed Martial Arts Group Shareholders & Stakeholders,

As 2024 Draws to a Close, A Year of Transformation for MMA

As we approach the end of 2024, I am proud to reflect on what has been the most transformative year in MMA’s history. We’ve achieved extraordinary milestones and established strong momentum for a ground-breaking 2025. I am excited to share the tremendous progress we’ve made in our mission to unify and empower the mixed martial arts and combat sports industry.

The sector in which we are building our company is truly thriving. The UFC now boasts over 700 million fans worldwide, and the number of combat sports gyms in the U.S. is expected to exceed 68,000 next year. With millions of participants and an industry valued at over $18 billion annually in the U.S. alone, the potential for growth is undeniable.

Addressing the Industry’s Fragmentation

For decades, the mixed martial arts and combat sports industry has remained fragmented, lacking the infrastructure and cohesion seen in more established sports ecosystems. MMA was founded to solve this. By creating a comprehensive platform that unites participants, fans, gyms and practitioners, we are creating the foundations for all sector stakeholders to enjoy sustainable growth and innovation within this high growth industry. Just as the assembly line revolutionized manufacturing, MMA’s mission is to unite and transform the global combat sports community for the benefit of all its participants, with ground-breaking tools and resources.

The last 10 years of the sport’s growth has been characterized by the pre-eminence of the UFC and the battle for media rights contracts and viewership as the sport has become increasingly mainstream. We believe the next 10 years will see a significant increase in fan engagement, community development and ultimately participation, where MMA is well positioned to take advantage of the tailwinds created by the professional leagues as they continue to grow global audiences. We believe our position as currently the only listed company that has pure play exposure to the growth in martial arts participation, has us particularly well placed to capitalize on these trends.

Leveraging Our Legacy and Positioning for Growth

Our journey is built on a decade of success through our Warrior Training Program, which has given thousands of people the opportunity to become combat athletes. This legacy has equipped us with strong and enduring gym partnerships, unparalleled sector expertise, and a deep understanding of how to engage the fan consumer in a training journey. These assets ensure we are well positioned to capitalize on the explosive growth of the sector via our new B2B tools and B2C products and programs.

Driving Our Mission Forward

At the core of our business remains our unwavering mission: to enrich lives by enabling everyone to experience the community and transformative power of martial arts.

As we look ahead, we are confident that MMA is uniquely poised to not only lead the evolution of the mixed martial arts and combat sports industry but also deliver significant value to our investors, partners, and stakeholders.

Summary of Our 2024 Achievements

●	Successful $6.5 million IPO on the New York Stock Exchange under the ticker MMA.

●	Built robust user engagement, as evidenced by the numbers: 5 million social media followers, 530,000 user profiles and 10,000 published athlete profiles.

●	Successfully acquired leading gym management and fintech platform BJJLink, further expanding MMA’s reach to over 50,000 active students, 18,000 gyms, and 802 active locations across 16 countries, creating new channels for engagement and monetization

●	Deepened our collaboration with UFC Gym, with the opportunity to expand the reach of our 20-week Warrior Training Program across over 150 global gym locations.

●	Launched new revenue streams through acquisition of Hype.co, which brought valuable technology expertise and skills into the business to help further our product roadmap and create additional revenue streams in 2025.

●	Strengthened financial position through funding round in which our executives and board members invested alongside high net worth investors.

●	Continued and deepened game-changing partnerships with MMA icons and collaborations with world-renowned gyms helping expand our reach and connection to 700 million UFC fans.

●	Enhanced industry leadership with addition of Mark Mastrov and Adam Sedlack, renowned leaders in the fitness industry, to our advisory board.

●	Renamed Alta Global Group Limited to Mixed Martial Arts Group Limited representing another key step in our mission to unify and elevate the mixed martial arts and combat sports industry and drive consumer participation.

Looking Ahead: Key Goals for 2025

MMA is poised for a transformative year and inflection points as we build upon our momentum and focus on accelerating key growth initiatives:

1. Expanding our partnership with UFC Gym

Through our landmark partnership with UFC Gym, we aim to expand the footprint of our 20-week Warrior Training Program, empowering more participants to transform their lives through martial arts. Our target is to scale this program to 150 global UFC Gym locations over the next 24 months.

2. Scaling Technology and Infrastructure

Our focus will be on further enhancing the Mixedmartialarts.com platform to deliver seamless experiences for gyms and participants. Bringing together our acquisitions of Hype.co and now BJJLink, we are developing new tools to support gym management, digital content creation, customer acquisition and engagement with fans, solidifying MMA as the cultural and commercial epicentre of MMA. These tools are expected to roll out during the first half of 2025 including the launch of our community app on iOS and Android.

3. Deepening Customer Engagement

Building on our partnerships with UFC Gym and our leading athlete identities and global ambassadors, we plan to launch new community driven initiatives to inspire participation and accelerate user base growth. These initiatives will include exclusive seminars, live events, competitions and unique digital content campaigns.

4. Driving Industry Integration

MMA will continue to build relationships across the combat sports ecosystem, fostering collaborations that unlock new revenue streams for gyms, coaches and practitioners while driving greater participation and engagement among MMA’s 700 million fans.

Our Vision for the Future

As we enter 2025, Mixed Martial Arts Group stands at its most exciting juncture in our growth journey. With a strong foundation of industry leading strategic partnerships, innovative products and a passionate community, we are ideally positioned to build significantly on our 2024 achievements. Our mission to unify and empower the global martial arts and combat sports industry has never been more relevant and the opportunities ahead feel boundless.

I want to thank the entire MMA team for their unwavering dedication and our shareholders, partners and stakeholders for your continued support and belief in our vision. Together, we are building a future where martial arts and combat sports can thrive like never before.

Here’s to a successful and transformative 2025.

Sincerely,

Nick Langton

Founder & CEO

Mixed Martial Arts Group Limited

ABOUT MIXED MARTIAL ARTS GROUP LIMITED

Mixed Martial Arts Group Limited is a technology company that is seeking to increase consumer participation in martial arts and combat sports whilst building upon existing community offerings within the sector. Mixed Martial Arts Group Limited currently has four business units designed to provide services to and monetize all key stakeholders in the sector, namely fans, participants, coaches, gym owners and athletes.

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.

●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.

●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.

●	BJJLink (www.bjjlink.com) BJJLink offers the most complete gym management solution specifically catering to jiu jitsu academy needs around the world including a comprehensive suite of tools for payment processing, marketing, student engagement, website building, and content monetization.

For further information about Mixed Martial Arts Group Limited (NYSE American: MMA), please visit www.mma.inc

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●	https://au.linkedin.com/company/trainalta

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created and has accepted the terms and conditions and/or a previous license agreement to run the Warrior Training Program. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain

Mixed Martial Arts Group Limited

E: peter@mma.inc